United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				52.013.221	1,04%	1,04%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/30/22	1.079.600	96,03411	103.678.420,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	03/31/22	1.200.000	95,93737	115.124.841,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	04/01/22	3.040.400	96,88792	294.578.047,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	04/04/22	2.018.200	97,83586	197.452.324,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/05/22	3.435.700	96,40510	331.218.991,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/06/22	2.432.200	96,19901	233.975.242,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/07/22	1.907.800	96,51572	184.132.699,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/08/22	4.143.900	95,54341	395.922.325,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/11/22	1.835.200	94,04125	172.584.495,00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				73.106.221	1,46%	1,46%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2022

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89.138.483	1,78%	1,78%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				89.138.483	1,78%	1,78%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on April 30, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				117.523.432	2,35%	2,35%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	03/30/22	1.300.000	20,09819	124.098.493,36
ADS	VALE	J.P. Morgan Securities Inc.	Buy	03/31/22	1.300.000	20,17239	124.244.582,58
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/01/22	2.624.532	20,61456	254.200.207,27
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/04/22	3.115.251	21,15714	304.338.509,72
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/05/22	4.500.000	20,62203	430.587.917,82
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/06/22	2.997.440	20,42885	287.598.965,15
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/07/22	2.801.479	20,29039	269.561.378,22
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/08/22	4.125.000	20,08394	393.627.357,60
ADS	VALE	J.P. Morgan Securities Inc.	Buy	04/11/22	2.987.076	19,98734	280.756.715,18
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				143.274.210	2,87%	2,87%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 10, 2022		Head of Investor Relations